                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  178666 10 3
                                  -----------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 15, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 13 Pages)

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 2 of 13 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Ellen B. Kurtzman
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,577,058 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       301,767 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,577,058 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       301,767 Shares
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,825 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 3 of 13 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Delv, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       750,000 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       750,000 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 4 of 13 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Trust FBO Ellen B. Kurtzman under the 2002 Farber Children's Trusts dated December 12, 2002
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       750,000 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       750,000 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 5 of 13 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Trust FBO David M. Farber under the 2002 Farber Children's Trusts dated December 12, 2002
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       750,000 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       750,000 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 6 of 13 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             The Jack Farber 2003 Irrevocable Trust dated December 15, 2003
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       965,151 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       965,151 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          965,151 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 7 of 13 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       351,042 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       351,042 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          351,042 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 8 of 13 Pages

This Amendment No. 1 amends the Schedule 13D filed by Ellen B. Kurtzman, Delv, L.P. (the "Partnership"), Trust FBO Ellen B. Kurtzman under The 2002 Farber Children's Trusts dated December 12, 2002 (the "EBK Trust") and Trust FBO David
M. Farber under The 2002 Farber Children's Trusts dated December 12, 2002 (the "DMF Trust," and together with the EBK Trust, the "Children's Trusts") with respect to the common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"). In addition, The Jack Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Jack Farber Trust") and The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Vivian Farber Trust") are joining in the filing of this Amendment No. 1 to Schedule 13D.

Item 2. Identity and Background.

        (a) The Jack Farber Trust and the Vivian Farber Trust are joining in this filing and the following information in this Item 2 supplements the information set forth in Item 2 of the initial filing of the
            Schedule 13D. Each of the Jack Farber Trust and the Vivian Farber Trust was formed under the laws of the State of Florida. Ellen B. Kurtzman is the sole trustee of the Jack Farber Trust and the Vivian Farber Trust.

        (b) The business address of the Jack Farber Trust and the Vivian Farber Trust is 1105 North Market Street, Wilmington, DE 19801.

        (c) The principal business of the Jack Farber Trust and the Vivian Farber Trust is to manage their respective assets.

        (d) Neither the Jack Farber Trust nor the Vivian Farber Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        (e) During the last five years, neither the Jack Farber Trust nor the Vivian Farber Trust was a party to a civil proceeding of a judicial or administrative body as a result of which proceeding such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 9 of 13 Pages

Item 3. Source and Amount of Funds or Other Consideration

         As described in Item 5, the Jack Farber Trust and the Vivian Farber Trust acquired the Common Stock currently held by them as a result of contributions of shares of Common Stock by Jack Farber and Vivian Farber, respectively.

Item 5. Interest in Securities of the Issuer.

         The share numbers set forth in this Amendment No. 1 to Schedule 13D reflect a 3-for-2 stock split in the form of a stock dividend paid by CSS on July 10, 2003 to holders of record on June 30, 2003.

         Ellen B. Kurtzman may be deemed to beneficially own 2,878,825 shares of Common Stock (24.4 percent of the issued and outstanding Common Stock of CSS, based upon 11,813,294 shares of Common Stock issued and outstanding on September 30, 2003, as set forth in CSS' Form 10-Q for the quarter ended September 30,
2003). Of that amount, she has sole voting and investment power with regard to 2,577,058 shares and shared voting and investment power with regard to 301,767 shares. The shares as to which Ellen B. Kurtzman has sole voting and investment power are as follows:

         o  331,587 shares of Common Stock owned directly.

         o 179,278 shares of Common Stock held by the Farber Family Charitable Lead Annuity Trust (the "Farber Family Trust"), of which Ellen B. Kurtzman is the sole trustee.

         o 750,000 shares of Common Stock (6.3 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen B. Kurtzman exercises voting and investment power through Delv, Inc. (the "General Partner"), a Delaware corporation and general partner of the Partnership, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children's Trusts, for which Ellen B. Kurtzman serves as sole trustee. As a result, the Children's Trusts may be deemed to have shared voting and investment power with regard to the 750,000 shares held by the Partnership. Ellen B. Kurtzman also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Kurtzman has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the "2003 Trust"), of which Ellen B. Kurtzman is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 10 of 13 Pages

         o 965,151 shares (8.2 percent of the issued and outstanding stock of CSS) held by the Jack Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Jack Farber is the sole beneficiary.

         o 351,042 shares held by the Vivian Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Vivian Farber is the sole beneficiary.

         In addition, Ellen B. Kurtzman shares voting and investment power with respect to the following shares of common stock:

         o 83,475 shares of Common Stock owned by trusts for the benefit of two of her children, for which she serves as co-trustee with her mother.

         o 218,292 shares of Common Stock owned by two trusts, one for the benefit of her son and one for the benefit of her nephew, for which she serves as co-trustee with her brother.

         The shares referenced as being beneficially owned by Ellen B. Kurtzman do not include shares owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation"). Ellen B. Kurtzman, her father, her mother and her brother are members, officers and directors of the Farber Family Foundation. As a matter of policy, the Farber Family Foundation, which is a charitable foundation, does not vote the shares of Common Stock that it owns. Ellen B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation.

                  On December 15, 2003, the following transactions were effected:

         o  Jack Farber contributed 965,151 shares to the Jack Farber Trust.

         o  Vivian Farber contributed 351,042 shares to the Vivian Farber Trust.

         o The Farber Family Trust donated 45,722 shares to the Farber Family Foundation.

         In the initial filing on Schedule 13D, it was reported that, on July 8, 2003, the Children's Trusts purchased all of the shares of stock of the General Partner from Jack Farber for $17,850 (subject to adjustment following a final valuation report of a financial consulting firm). Each of the Children's Trusts owns one-half of the shares of the General Partner. In order to fund the purchase, Jack Farber made gifts to the trusts equal to the aggregate purchase price for the shares of the General Partner. Based on the final valuation report, the sale price was adjusted to $17,408. After taking into account cash assets of the General Partner (held directly or through its 0.1 percent interest in the Partnership), the purchase price per share of the 500 shares of Common Stock held indirectly by the General Partner through the Partnership may be deemed to be $28.51 (this amount does not reflect the 3-for-2 stock split referenced in Item 5).

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 11 of 13 Pages

         In addition, in the same filing, it was reported that, on July 9, 2003, the 2003 Trust purchased from Jack Farber, for $9,866,707 (subject to adjustment following a final valuation report of a financial consulting firm), a 99.9 percent limited partnership interest in the Partnership. In connection with this transaction, the 2003 Trust issued a promissory note in the principal amount of $8,866,707 to Mr. Farber. Interest on the unpaid balance of the note is 2.55 percent per annum; the entire balance of accrued and unpaid interest and principal will be due and payable on December 31, 2011. Based on the final valuation report, the sale price was adjusted to $9,793,439 and the principal amount of the note was adjusted to $8,793,439 After taking into account the cash assets of the Partnership, the purchase price per share of the 499,500 shares of Common Stock (held indirectly through the 99.9 percent limited partnership interest) may be deemed to be $19.18 (this amount does not reflect the 3-for-2 stock split referenced in Item 5).

Item 7. Material to be Filed as Exhibits.

         5. Agreement relating to joint filing of this statement. Exhibit 5 provides as follows:

            By the execution of this Amendment No. 1 to Schedule 13D, each of the persons signing this Amendment No. 1 to Schedule 13D agrees that this Amendment No. 1 to Schedule 13D and any further amendment to the Schedule 13D shall be filed on behalf of each of them.

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 12 of 13 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                 ELLEN B. KURTZMAN
                                 ------------------------------------------
                                 Ellen B. Kurtzman


                                 DELV, L.P.

                                 By:  DELV, INC., its General Partner

                                 By: ELLEN B. KURTZMAN
                                     --------------------------------------
                                       Ellen B. Kurtzman, President


                                 TRUST FBO ELLEN B. KURTZMAN UNDER THE 2002
                                 FARBER CHILDREN'S TRUSTS DATED
                                 DECEMBER 12, 2002

                                 By: ELLEN B. KURTZMAN
                                     --------------------------------------
                                       Ellen B. Kurtzman, Trustee


                                 TRUST FBO DAVID M. FARBER UNDER THE 2002
                                 FARBER CHILDREN'S TRUSTS DATED
                                 DECEMBER 12, 2002

                                 By: ELLEN B. KURTZMAN
                                     --------------------------------------
                                       Ellen B. Kurtzman, Trustee


                                 THE JACK FARBER 2003 IRREVOCABLE TRUST
                                 DATED DECEMBER 15, 2003

                                 By: ELLEN B. KURTZMAN
                                     --------------------------------------
                                      Ellen B. Kurtzman, Trustee

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 13 of 13 Pages


                                 THE VIVIAN FARBER 2003 IRREVOCABLE TRUST
                                 DATED DECEMBER 15, 2003

                                 By:  ELLEN B. KURTZMAN
                                      ------------------------------------
                                       Ellen B. Kurtzman, Trustee


Date: December 18, 2003